April 9, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Comp Services, Inc. Registration Statement on Form S-1/A Filed March 14, 2012 File No. 333-178631

Dear Yong Kim:

We represent Comp Services, Inc. (“Comp Services” or, the “Company,” “we,” “us,” or “our”).  By letter dated March 23, 2012 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A filed on March 14, 2012. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note your response to comment 1 in our letter dated March 5, 2012 and the related revisions to your disclosure.  It is not sufficient to state that the selling shareholders "may" be deemed to be underwriters.  Additionally, the selling shareholders must sell their shares at a fixed price for the duration of the offering. Please clarify throughout the prospectus that the selling shareholders are underwriters and include a fixed price at which the selling shareholders will sell the securities for the duration of the offering.  In making your revisions, identify the selling shareholders as underwriters and state that they will offer their shares at a fixed price for the duration of the offering on the Prospectus Cover Page and in the Prospectus Summary, Selling Shareholders and Plan of Distribution sections of your prospectus, and elsewhere as appropriate.  Please also remove any reference to the ability of the selling shareholders to offer shares at prevailing market prices.

Response: The Registration Statement on Form S-1/A has been revised on the Prospectus Cover Page, Prospectus Summary, and the Selling Shareholders and Plan of Distribution sections to disclose that the selling shareholders are underwriters who must sell their shares at a fixed price.

Financial Statements, page F-l

2.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your Filing.

Response: The financial statements and related financial information have been revised to comply with rule 8-08 of Regulation S-X as of the date of the Filing.

3.	Since you generated revenue in the quarter ended January 31, 2012, please ensure you include a revenue recognition accounting policy in the footnotes to your interim financial statements.

Response: The updated financial statements include a revenue recognition accounting policy footnote.

Very truly yours,

/S/ ANSLOW & JACLIN, LLP

ANSLOW & JACLIN, LLP